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                                  EXHIBIT 5.1


                       [LETTERHEAD OF LAWRENCE A. GROSS]

October 6, 1999



SunGard Data Systems Inc.
1285 Drummers Lane
Wayne, PA 19087

Gentlemen:

I am Vice President and General Counsel of SunGard Data Systems Inc. ("Company"). Our corporate legal department, under my supervision, has represented the Company in connection with the preparation of the Registration Statement on Form S-3 ("Registration Statement") to be filed by the Company pursuant to the Securities Act of 1933, as amended, relating to the registration of 1,370,445 shares of common stock, par value $.01 per share ("Common Stock"), which have been included in the Registration Statement for the respective accounts of the persons identified in the registration statement as selling stockholders. This opinion is furnished pursuant to the requirement of item 601(b)(5) of Regulation S-K.

In rendering this opinion, we have examined the following documents: (i) the Company's Certificate of Incorporation and By-laws, as amended and restated since the inception of the Company, (ii) resolutions adopted by the Board of Directors on December 17, 1998, July 20, 1999, August 11, 1999 and August 20, 1999 and (iii) the Registration Statement. We have assumed and relied, as to questions of fact and mixed questions of law and fact, on the truth, completeness, authenticity and due authorization of all documents and records examined and the genuineness of all signatures. This opinion is limited to the laws of the State of Delaware.

Based upon and subject to the foregoing, in our opinion, the shares of Common Stock are legally issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement.

Sincerely,

/s/ Lawrence A. Gross

Lawrence A. Gross